UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             PMA Capital Corporation
                                (Name of Issuer)


                  Class A Common Stock, $5 par value per share
                         (Title of Class of Securities)

                                   693419202
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [    ]   Rule 13d-1(b)

                  [    ]   Rule 13d-1(c)

                  [ X  ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 693419202                                         Page 2 of 6 Pages
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--------------------------------------------------------------------------------
 1
           NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                James F. Malone III
--------------------------------------------------------------------------------
 2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)  ______
           (b)  ______
--------------------------------------------------------------------------------
 3
           SEC USE ONLY

--------------------------------------------------------------------------------
 4
           CITIZENSHIP OR PLACE OF ORGANIZATION

                Citizen of the United States of America
--------------------------------------------------------------------------------
                     5
                             SOLE VOTING POWER

     NUMBER OF                    1,244,000 shares
       SHARES
    BENEFICIALLY    -------- ---------------------------------------------------
      OWNED BY       6
        EACH                 SHARED VOTING POWER
     REPORTING
       PERSON                     0
        WITH        -------- ---------------------------------------------------
                     7
                             SOLE DISPOSITIVE POWER

                                  1,244,000 shares
                    -------- ---------------------------------------------------
                     8
                             SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
9
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,244,000 shares

--------------------------------------------------------------------------------
10
           CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)

                X

--------------------------------------------------------------------------------
11
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                4.0%

--------------------------------------------------------------------------------
12
           TYPE OF REPORTING PERSON (See Instructions)

                IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 693419202                                         Page 3 of 6 Pages
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Item 1(a)         Name of Issuer:

                  PMA Capital Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1735 Market Street, Philadelphia, PA  19103-7590

Item 2(a)         Name of Person Filing:

                  James F. Malone III

Item 2(b)         Address of Principal Business Office, or, If None, Residence:

                  Northridge Office Plaza, 117 VIP Drive, Suite 310, Wexford, PA 15090

Item 2(c)         Citizenship:

                  Citizen of the United States of America

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, $5 par value per share

Item 2(e)         Cusip Number:

                  693419202

Item 3 If this Statement is filed pursuant to 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4            Ownership:

                  (a)   Amount Beneficially Owned:

                        1,244,000 shares (1)

                  (b)   Percent of Class:

                        4.0% (1)

                  (c)   Number of Shares as to which such person has:

                  (i)   sole power to vote or direct the vote: 1,244,000 shares

                                  SCHEDULE 13G

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CUSIP No. 693419202                                         Page 4 of 6 Pages
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                  (ii)     shared power to vote or direct the vote: 0
                  (iii) sole power to dispose or to direct the disposition of: 1,244,000 shares

                  (iv)     shared power to dispose or to direct the disposition
                            of:  0
         -------------------

  (1) As of December 31, 2001, PMA Foundation (the "Foundation") beneficially owned 5,558,050 shares of Class A Common Stock, or 17.8% of such class. The Board of Trustees of the Foundation has sole voting power and investment power with respect to the shares of Class A Common Stock of the Company held by the Foundation. Mr. Malone is a member of the Board of Trustees of the Foundation and disclaims beneficial ownership of the Foundation's shares, which are excluded from the shares reported above.

Item 5        Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                  securities, check the following.              [ X ]

Item 6        Ownership of More Than Five Percent on Behalf of Another Person:

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by Mr. Malone.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person:

                  Not applicable.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                         Page 5 of 6 Pages
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Item 8        Identification and Classification of Members of the Group:

                  Not applicable.

Item 9        Notice of Dissolution of Group:

                  Not applicable.

Item 10       Certifications:

                  Not applicable.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                         Page 6 of 6 Pages
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         Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







         Date: January 9, 2002                    /s/ James F. Malone III
                                                  -----------------------
                                                  James F. Malone III